UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 07, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 07, 2011, entitled "Changes in Statoil’s reporting segments effective from 1 January 2011”.

Changes in Statoil’s reporting segments effective from 1 January 2011

Effective from 1 January 2011, Statoil (OSE:STL, NYSE:STO) reports its business through the following reporting segments:

  Development and Production Norway
  Development and Production International
  Marketing, Processing and Renewable Energy
  Fuel & Retail
  Other

The reporting segments Development and Production Norway and Development and Production International are unchanged compared to the former segment results reported. The former business areas Manufacturing & Marketing, Natural Gas and the New Energy unit of the former Technology and New Energy, are merged into a new business area for Marketing, Processing and Renewable Energy. Fuel & Retail is presented as a separate reporting segment from 4th quarter 2010, following the listing of Statoil Fuel & Retail.

Segment data for the quarters in 2010 and full year are presented below. Quarterly segment data for Fuel & Retail are not available since this information is not disclosed by Statoil Fuel & Retail.

SEGMENTS - QTD
(in NOK million) - QUARTER TO DATE (QTD)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Fuel and Retail	Other	Eliminations	Total

Three months ended
31-Dec-10
Revenues and other income - third party	635	3 270	123 992	NA	NA	NA	143 338
Revenues and other income - inter-segment	49 344	10 198	12 188	NA	NA	NA	0
Net income from equity accounted investments	10	-149	111	NA	NA	NA	-52
Total revenues and other income	49 989	13 319	136 291	NA	NA	NA	143 286

Net operating income	33 863	4 132	4 593	NA	NA	NA	42 816

Three months ended
30-Sep-10
Revenues and other income - third party	1 469	1 744	106 503	NA	NA	NA	126 884
Revenues and other income - inter-segment	34 143	10 493	9 294	NA	NA	NA	0
Net income from equity accounted investments	18	314	216	NA	NA	NA	533
Total revenues and other income	35 630	12 551	116 013	NA	NA	NA	127 417

Net operating income	23 522	1 183	2 258	NA	NA	NA	28 229

Three months ended
30-Jun-10
Revenues and other income - third party	1 704	1 277	110 185	NA	NA	NA	129 177
Revenues and other income - inter-segment	41 276	9 761	10 177	NA	NA	NA	0
Net income from equity accounted investments	10	231	-181	1	1	1	53
Total revenues and other income	42 990	11 269	120 181	NA	NA	NA	129 230

Net operating income	29 625	2 457	-6 523	NA	NA	NA	26 599

Three months ended
31-Mar-10
Revenues and other income - third party	294	2 066	111 709	NA	NA	NA	129 116
Revenues and other income - inter-segment	41 807	11 479	8 849	NA	NA	NA	0
Net income from equity accounted investments	18	311	284	NA	NA	NA	599
Total revenues and other income	42 119	13 856	120 842	NA	NA	NA	129 715

Net operating income	28 605	4 851	5 760	NA	NA	NA	39 584

Three months ended
31-Dec-09
Revenues and other income - third party	2 149	3 492	100 957	NA	NA	NA	123 804
Revenues and other income - inter-segment	40 839	7 657	10 362	NA	NA	NA	0
Net income from equity accounted investments	26	444	81	NA	NA	NA	565
Total revenues and other income	43 014	11 593	111 400	NA	NA	NA	124 369

Net operating income	27 866	2 871	3 301	NA	NA	NA	33 544

Three months ended
30-Sep-09
Revenues and other income - third party	1 916	3 402	102 479	NA	NA	NA	122 458
Revenues and other income - inter-segment	36 821	7 715	7 621	NA	NA	NA	0
Net income from equity accounted investments	12	288	319	NA	NA	NA	603
Total revenues and other income	38 749	11 405	110 419	NA	NA	NA	123 061

Net operating income	25 855	860	712	NA	NA	NA	28 258

Three months ended
30-Jun-09
Revenues and other income - third party	986	3 018	87 395	NA	NA	NA	104 658
Revenues and other income - inter-segment	32 954	7 452	6 967	NA	NA	NA	0
Net income from equity accounted investments	29	231	345	NA	NA	NA	590
Total revenues and other income	33 969	10 701	94 707	NA	NA	NA	105 248

Net operating income	20 601	1 187	3 169	NA	NA	NA	24 312

Three months ended
31-Mar-09
Revenues and other income - third party	-898	2 389	99 469	NA	NA	NA	112 735
Revenues and other income - inter-segment	43 817	5 635	6 867	NA	NA	NA	0
Net income from equity accounted investments	12	112	-88	NA	NA	NA	20
Total revenues and other income	42 931	8 136	106 248	NA	NA	NA	112 755

Net operating income	29 996	-2 319	9 079	NA	NA	NA	35 526

SEGMENTS - YTD
(in NOK million) - YEAR TO DATE (YTD)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Fuel and Retail	Other	Eliminations	Total

Year to date
31-Dec-10
Revenues and other income - third party	4 101	8 358	452 389	NA	NA	NA	528 515
Revenues and other income - inter-segment	166 571	41 930	40 508	NA	NA	NA	0
Net income from equity accounted investments	56	707	430	NA	NA	NA	1 133
Total revenues and other income	170 728	50 995	493 327	NA	NA	NA	529 648

Net operating income	115 615	12 623	6 089	NA	NA	NA	137 228

Year to date
31-Dec-09
Revenues and other income - third party	4 153	12 301	390 300	NA	NA	NA	463 655
Revenues and other income - inter-segment	154 431	28 459	31 817	NA	NA	NA	0
Net income from equity accounted investments	79	1 075	657	NA	NA	NA	1 778
Total revenues and other income	158 663	41 835	422 774	NA	NA	NA	465 433

Net operating income	104 318	2 599	16 261	NA	NA	NA	121 640

Development & Production Norway
IFRS income statement	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
(in NOK billion)	2010	2010	2010	2010	2010

Total revenues and other income	42,1	43,0	35,6	50,0	170,7

Operating expenses and selling, general and adm. expenses	6,3	5,7	5,4	6,1	23,6
Depreciation, amortisation and net impairment losses	6,1	6,4	5,7	7,9	26,0
Exploration expenses	1,1	1,3	1,0	2,1	5,5

Total operating expenses	13,5	13,4	12,1	16,1	55,1

Net operating income	28,6	29,6	23,5	33,9	115,6

Adjusted earnings	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
(in NOK billion)	2010	2010	2010	2010	2010

Adjusted Total revenues and other income	42,4	42,7	34,1	48,0	167,2

Adjusted Operating expenses and selling, general and adm. expenses	6,1	5,9	5,7	6,0	23,8
Adjusted Depreciation, amortisation and impairment	6,1	6,4	5,7	7,9	26,0
Adjusted Exploration expenses	1,1	1,3	1,0	2,1	5,5

Adjusted earnings	29,1	29,1	21,7	32,0	111,9

	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
Operational data	2010	2010	2010	2010	2010

Prices:
Liquids price (USD/bbl)	73,5	73,6	73,4	84,1	76,3
Liquids price (NOK/bbl)	431,0	459,1	452,6	498,3	461,0
Transfer price natural gas (NOK/scm)	1,13	1,17	1,32	1,48	1,27

Liftings:
Liquids (mboe per day)	772	700	618	754	711
Natural gas (mboe per day)	769	709	454	748	669
Total liquids and gas liftings (mboe per day)	1 541	1 409	1 072	1 502	1 380

Production:
Entitlement liquids (mboe per day)	777	723	609	711	704
Entitlement natural gas (mboe per day)	769	709	454	748	669
Total entitlement liquids and gas production (mboe per day)	1 546	1 432	1 063	1 459	1 374

Development & Production International
IFRS income statement	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
(in NOK billion)	2010	2010	2010	2010	2010

Total revenues and other income	13,9	11,3	12,6	13,3	51,0

Operating expenses and selling, general and adm. expenses	3,1	2,8	3,0	2,6	11,4
Depreciation, amortisation and net impairment losses	3,8	3,8	5,7	3,4	16,7
Exploration expenses	2,1	2,3	2,7	3,2	10,3

Total operating expenses	9,0	8,8	11,4	9,2	38,4

Net operating income	4,9	2,5	1,2	4,1	12,6

Adjusted earnings	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
(in NOK billion)	2010	2010	2010	2010	2010

Adjusted Total revenues and other income	12,7	12,1	11,7	13,5	49,9

Adjusted Operating expenses and selling, general and adm. expenses	2,6	3,0	2,7	2,9	11,1
Adjusted Depreciation, amortisation and impairment	3,8	3,9	3,8	3,4	14,9
Adjusted Exploration expenses	1,8	2,4	2,7	3,2	10,1

Adjusted earnings	4,5	2,9	2,5	4,0	13,8

	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
Operational data	2010	2010	2010	2010	2010

Prices:
Liquids price (USD/bbl)	75,0	75,2	74,6	83,9	76,8
Liquids price (NOK/bbl)	439,4	468,9	459,7	497,3	464,2

Liftings:
Liquids (mboe per day)	306	242	255	231	258
Natural gas (mboe per day)	82	75	57	61	68
Total liquids and gas liftings (mboe per day)	387	317	311	292	327

Production:
Entitlement liquids (mboe per day)	288	258	259	249	263
Entitlement natural gas (mboe per day)	82	75	57	61	68
Total entitlement liquids and gas production (mboe per day)	370	333	316	310	332
Total equity gas production (mboe per day)	116	100	79	92	97
Total equity liquids production (mboe per day)	441	425	409	394	417
Total equity liquids and gas production (mboe per day)	557	525	489	486	514

Marketing, Processing and Renewable energy
IFRS income statement	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
(in NOK billion)	2010	2010	2010	2010	2010

Total revenues and other income	120,8	120,2	116,0	136,3	493,3

Operating expenses and selling, general and adm. expenses	106,9	112,3	107,0	125,9	452,1
Depreciation, amortisation and net impairment losses	7,5	10,8	6,0	5,0	29,2
Exploration expenses	0,7	3,6	0,8	0,8	5,9

Total operating expenses	115,1	126,7	113,8	131,7	487,2

Net operating income	5,7	(6,5)	2,2	4,6	6,1

Adjusted earnings	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
(in NOK billion)	2010	2010	2010	2010	2010

Adjusted Total revenues and other income	120,1	123,2	116,5	139,0	498,8

Adjusted Operating expenses and selling, general and adm. expenses	107,4	112,2	106,8	126,3	452,7
Adjusted Depreciation, amortisation and impairment	7,0	6,9	6,8	7,7	28,3
Adjusted Exploration expenses	0,7	0,7	0,8	0,8	3,0

Adjusted earnings	5,0	3,4	2,1	4,2	14,8

	First quarter	Second quarter	Third quarter	Fourth quarter	Full Year
Operational data	2010	2010	2010	2010	2010

FCC margin (USD/bbl)	5,7	6,0	4,2	5,5	5,4
Contract price methanol (EUR/tonne)	235	250	255	277	254
Natural gas sales Statoil entitlement (bcm)	11,6	11,0	7,5	11,6	41,7
Natural gas sales (third-party volumes) (bcm)	2,5	2,8	2,9	2,9	11,1
Natural gas sales (bcm)	14,1	13,8	10,4	14,5	52,8
Natural gas sales on commission	0,4	0,4	0,4	0,3	1,5
Natural gas price (NOK/scm)	1,64	1,61	1,74	1,84	1,72
Transfer price natural gas (NOK/scm)	1,13	1,17	1,32	1,48	1,27
Regularity at delivery point	100%	100%	100%	100%	100%

Contacts:

Investor relations
Hilde Merete Nafstad, senior vice president,  Investor relations,
+47 957 83 911 (mobil)

Morten Sven Johannessen, vice president, Investor relations USA,
+ 1 203 570 2524 (mobil)

Press
Jannik Lindbæk jr., vice president for media relations, +47 97 75 56 22

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 07, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer